Exhibit 99.4

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2020 and 2019
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at December 31,	As at March 31,
	Notes	2020	2020
ASSETS
Current Assets
Cash and cash equivalents	20	$103,347	$65,777
Short-term investments	4	100,774	76,742
Trade and other receivables		1,196	1,178
Current portion of lease receivable	9	210	186
Inventories		9,751	8,430
Due from related parties	13	102	1,519
Income tax receivable		-	1,093
Prepaids and deposits		4,770	3,254
		220,150	158,179
Non-current Assets
Long-term prepaids and deposits		406	390
Long-term portion lease receivable	9	234	348
Reclamation deposits		8,447	9,230
Investment in associates	5	53,988	44,555
Other investments	6	18,763	8,750
Plant and equipment	7	76,217	66,722
Mineral rights and properties	8	277,688	224,586
TOTAL ASSETS		$655,893	$512,760

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$45,446	$23,129
Current portion of lease obligation	9	644	567
Deposits received		2,819	3,195
Income tax payable		2,493	937
		51,402	27,828
Non-current Liabilities
Long-term portion of lease obligation	9	1,225	1,502
Deferred income tax liabilities		41,976	35,758
Environmental rehabilitation		9,457	8,700
Total Liabilities		104,060	73,788
Equity
Share capital		248,762	243,926
Equity reserves		29,397	(21,142)
Retained earnings		180,885	145,898
Total equity attributable to the equity holders of the Company		459,044	368,682
Non-controlling interests	12	92,789	70,290
Total Equity		551,833	438,972

TOTAL LIABILITIES AND EQUITY		$655,893	$512,760

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2020	2019	2020	2019
Revenue	19(b)(c)	$53,296	$44,508	$156,373	$139,970
Cost of mine operations
Production costs		18,025	18,395	55,460	53,685
Depreciation and amortization		5,596	5,886	16,928	17,569
Mineral resource taxes		1,337	1,322	4,106	3,981
Government fees and other taxes	15	777	787	1,965	1,877
General and administrative	14	2,760	2,348	7,156	6,688
		28,495	28,738	85,615	83,800
Income from mine operations		24,801	15,770	70,758	56,170

Corporate general and administrative	14	3,525	2,568	8,996	7,504
Property evaluation and business development	4	209	232	(3,450)	405
Foreign exchange loss		2,954	1,277	6,973	1,334
Loss on disposal of plant and equipment	7	36	110	247	373
Gain on disposal of mineral rights and properties	8	-	-	-	(1,477)
Share of loss in associates	5	550	322	1,030	847
Dilution gain on investment in associate	5	-	-	-	(723)
Reclassification of other comprehensive income upon ownership dilution of investment in associate		-	-	-	(21)
Gain on equity investments designated as FVTPL	4, 6	(600)	-	(8,837)	-
Other (income) expense		(503)	(182)	(682)	308
Income from operations		18,630	11,443	66,481	47,620

Finance income	16	1,108	1,122	2,796	2,869
Finance costs	16	(1,403)	(134)	(1,634)	(445)
Income before income taxes		18,335	12,431	67,643	50,044

Income tax expense	17	6,046	3,715	17,305	8,366
Net income		$12,289	$8,716	$50,338	$41,678

Attributable to:
Equity holders of the Company		$8,392	$6,283	$39,355	$31,111
Non-controlling interests	12	3,897	2,433	10,983	10,567
		$12,289	$8,716	$50,338	$41,678

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.05	$0.04	$0.23	$0.18
Diluted earnings per share		$0.05	$0.04	$0.22	$0.18
Weighted Average Number of Shares Outstanding - Basic		175,261,808	172,691,444	174,651,536	171,179,368
Weighted Average Number of Shares Outstanding - Diluted		177,515,646	174,760,433	177,134,575	172,963,914

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2020	2019	2020	2019
Net income		$12,289	$8,716	$50,338	$41,678
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		21,300	10,749	44,076	(7,905)
Share of other comprehensive loss in associate	5	(820)	(314)	(1,953)	(536)
Reclassification to net income upon ownership dilution of investment in associate		-	-	-	(21)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	4,6	(34)	1,903	12,855	2,739
Other comprehensive income (loss), net of taxes		$20,446	$12,338	$54,978	$(5,723)
Attributable to:
Equity holders of the Company		$17,736	$10,767	$49,473	$(3,602)
Non-controlling interests	12	2,710	1,571	5,505	(2,121)
		$20,446	$12,338	$54,978	$(5,723)
Total comprehensive income		$32,735	$21,054	$105,316	$35,955

Attributable to:
Equity holders of the Company		$26,128	$17,050	$88,828	$27,509
Non-controlling interests		6,607	4,004	16,488	8,446
		$32,735	$21,054	$105,316	$35,955

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2020	2019	2020	2019
Cash provided by
Operating activities
Net income		$12,289	$8,716	$50,338	$41,678
Add (deduct) items not affecting cash:
Finance costs	16	1,403	134	1,634	445
Depreciation, amortization and depletion		6,063	6,268	18,240	18,691
Share of loss in associates	5	550	322	1,030	847
Dilution gain on investment in associate	5	-	-	-	(723)
Reclassification of other comprehensive loss upon ownership dilution of investment in associate		-	-	-	(21)
Income tax expense	17	6,046	3,715	17,305	8,366
Gain on equity investments designated as FVTPL	4, 6	(600)	-	(8,837)	-
Loss on disposal of plant and equipment	7	36	110	247	373
Gain on disposal of mineral rights and properties	8	-	-	-	(1,477)
Share-based compensation		1,263	947	3,018	1,973
Reclamation expenditures		(50)	(222)	(118)	(296)
Income taxes paid		(6,041)	(485)	(11,864)	(3,415)
Interest paid		(23)	(30)	(73)	(135)
Changes in non-cash operating working capital	20	3,002	5,377	12,761	4,662
Net cash provided by operating activities		23,938	24,852	83,681	70,968

Investing activities
Mineral rights and properties
Capital expenditures		(12,432)	(7,912)	(29,146)	(21,921)
Acquisition	3	(6,566)	-	(6,566)	-
Proceeds on disposals	8	-	-	-	6,146
Plant and equipment
Additions		(3,049)	(1,909)	(6,044)	(6,238)
Proceeds on disposals	7	46	5	47	8
Reclamation deposits
Paid		(125)	(11)	(386)	(1,560)
Refund		34	-	1,839	-
Other investments
Acquisition	6	(1,305)	(2,133)	(12,708)	(3,859)
Proceeds on disposals	6	64	4,875	17,870	6,141
Investment in associate	5	(1,326)	(3,820)	(7,131)	(7,030)
Net redemptions (purchases) of short-term investments		6,130	(11,866)	(9,321)	(45,484)
Principal received on lease receivable	9	49	35	143	71
Net cash used in investing activities		(18,480)	(22,736)	(51,403)	(73,726)

Financing activities
Related parties
Repayments received		-	2,922	1,423	2,922
Bank loan
Repayment		-	-	-	(4,369)
Principal payments on lease obligation	9	(144)	(81)	(414)	(369)
Non-controlling interests
Distribution	12	-	-	(3,239)	(3,259)
Cash dividends distributed	10(c)	(2,190)	(2,162)	(4,368)	(4,287)
Proceeds from issuance of common shares		198	1,917	2,884	6,994
Net cash (used in) provided by financing activities		(2,136)	2,596	(3,714)	(2,368)
Effect of exchange rate changes on cash and cash equivalents		4,705	1,090	9,006	(421)

Increase (decrease) in cash and cash equivalents		8,027	5,802	37,570	(5,547)
Cash and cash equivalents, beginning of the period		95,320	56,092	65,777	67,441
Cash and cash equivalents, end of the period		$103,347	$61,894	$103,347	$61,894
Supplementary cash flow information	20

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital			Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Balance, April 1, 2019		169,842,052	$231,269	$15,898	$25,409	$(41,864)	$116,734	$347,446	$65,735	$413,181
Adjustment upon adoption of IFRS 16		-	-	-	-	167	(823)	(656)	-	(656)
Options exercised		3,247,406	9,630	(2,636)	-	-	-	6,994	-	6,994
Share-based compensation		-	-	1,973	-	-	-	1,973	-	1,973
Dividends declared		-	-	-	-	-	(4,287)	(4,287)	-	(4,287)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,259)	(3,259)
Disposal of common shares held by associate		-	1,127	-	-	-	-	1,127	-	1,127
Comprehensive (loss) income		-	-	-	-	(3,602)	31,111	27,509	8,446	35,955
Balance, December 31, 2019		173,089,458	$242,026	$15,235	$25,409	$(45,299)	$142,735	$380,106	$70,922	$451,028
Options exercised		586,000	1,373	(366)	-	-	-	1,007	-	1,007
Restricted share units vested		141,376	527	(527)	-	-	-	-	-	-
Share-based compensation		-	-	696	-	-	-	696	-	696
Dividends declared		-	-	-	-	-	-	-	-	-
Comprehensive (loss) income		-	-	-	-	(16,290)	3,163	(13,127)	(632)	(13,759)
Balance, March 31, 2020		173,816,834	$243,926	$15,038	$25,409	$(61,589)	$145,898	$368,682	$70,290	$438,972
Options exercised		1,299,589	3,931	(1,047)	-	-	-	2,884	-	2,884
Restricted share units vested		232,623	905	(905)	-	-	-	-	-	-
Share-based compensation		-	-	3,018	-	-	-	3,018	-	3,018
Dividends declared	10(c)	-	-	-	-	-	(4,368)	(4,368)	-	(4,368)
Acquisition of La Yesca	3	-	-	-	-	-		-	9,250	9,250
Distribution to non-controlling interests	12	-	-	-	-	-	-	-	(3,239)	(3,239)
Comprehensive income		-	-	-	-	49,473	39,355	88,828	16,488	105,316
Balance,December 31, 2020		175,349,046	$248,762	$16,104	$25,409	$(12,116)	$180,885	$459,044	$92,789	$551,833

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines and other current exploration and development projects are located in China.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

Operating results for the three and nine months ended December 31, 2020, are not necessarily indicative of the results that may be expected for the year ending March 31, 2021.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2020. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2020.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated February 3, 2021.

(b)Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	December 31,	March 31,
Name of subsidiaries	Principal activity	incorporation	2020	2020	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. (“New Infini”)	Holding company	Canada	45%	N/A
Infini Metals Inc.	Holding company	BVI	45%	N/A
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	45%	N/A
Golden Land (Asia) Ltd.	Holding company	Hong Kong	45%	N/A
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	45%	N/A	La Yesca

(i) British Virgin Islands (“BVI”)

(c) Significant Accounting Judgments and Estimates

The current outbreak of COVID-19 resulted in a series of public health and emergency measures that have been put in place globally to combat the spread of the virus. These measures have led to significant disruption to the global economic conditions and financial markets. The full extent of the impact of COVID-19 on operations and future financial performances is currently unknown.

IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts and disclosures, including but not limited to the potential impact arising from COVID-19 and government regulations and measures amid at reducing its transmission. As the extent and duration of the impact from COVID-19 remain unclear, the Company’s judgments and estimates may evolve as conditions change. Actual results may differ from those estimates.

As at December 31, 2020, the Company owned 45% interest in New Infini (Note 3) and is of the view that the Company has control over New Infini due to New Infini’s share structure, board composition and other related facts. Accordingly consolidates New Infini’s results from the date of acquisition.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

3.	LA YESCA ACQUISITION

On December 17, 2020 the Company and its subsidiary New Infini entered into a framework agreement (the “Agreement”) with various arm’s length vendors (the “Vendors”), whereby New Infini agreed to acquire 100% interest in the La Yesca Silver Project (“La Yesca”) through indirect purchase of all of the issued and outstanding shares of Infini Resources, S.A. de C.V., a Mexican company which owns La Yesca.

La Yesca is a silver-polymetallic, epithermal-type project located approximately 100 kilometres (“km”) (185 km by road) northwest of Guadalajara, the second-largest city in Mexico. The concessions comprising La Yesca cover an area of approximately 47.7 km2. In total, 7,649 metres from 25 drill holes have previously been completed, all of which intersected mineralization.

The purchase consideration and payment terms for the acquisition of La Yesca are summarized as follows:

  Upon closing of the Agreement, a $8,250 cash payment (the “Initial Cash Payment”) and the transfer of a 45% interest in the issued and outstanding shares of New Infini (the “New Infini Shares”) to the Vendors;

  Within 90 days of closing of the Agreement, a cash payment of $1,000, less any liabilities contemplated under the Agreement (together with the Initial Cash Payment, the “Cash Consideration”); and

  A “Discovery payment” of up to $30,000 calculated on the basis of $0.20 per ounce of Ag resources as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects paid by New Infini to the Vendors subject to certain permitting considerations.

The Company paid $7,568 of the Cash Consideration through a capital injection to New Infini to hold 45% of the issued and outstanding New Infini Shares. A group of the Company’s directors, officers, employees and consultants paid $1,682 of the Cash Consideration collectively to hold 10% of the issued and outstanding New Infini Shares. The transaction has been accounted for as an acquisition of assets as the purchase price was concentrated on a single asset, the La Yesca mineral property interest. The purchase consideration was allocated to the assets acquired based on their relative fair values at the date of the acquisition, net of any associated liabilities.

Subsequent to December 31, 2020, the Company participated in a private placement of New Infini Shares and purchased an additional 3,000,000 New Infini Shares for $1,500. Upon completion of the private placement, the Company owned 21,000,000 New Infini Shares, representing a 43.93% interest in New Infini.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

4.	SHORT-TERM INVESTMENT

As at December 31, 2020, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bankers acceptance	$3,215	3.56%	March 17, 2020 - March 29, 2021
Bonds	18,700	5.38% - 13.00%	March 23, 2022 - June 9, 2024
Money market instruments	78,859
	$100,774

As at March 31, 2020, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$23,313	6.00% - 13.00%	April 2, 2020 - June 27, 2024
Money market instruments	53,429
	$76,742

All bonds were purchased in open markets and are readily tradable.

On April 26, 2020, the Company entered into a definitive agreement with Guyana Goldfields Inc. (“Guyana Goldfields”), and subsequently amended on May 16, 2020 (collectively, the “Arrangement Agreement”) to acquire all of the issued and outstanding shares of Guyana Goldfields. On June 10, 2020, Guyana Goldfield terminated the Arrangement Agreement and paid the Company a break fee of $6,497 (CAD$9,000). The gain was recorded as a recovery of property evaluation and business development expense on the condensed consolidated interim statements of income to net off related expenditure and cost. The fair value of the shares of Guyana Goldfields that the Company held as at June 30, 2020 was reclassified to short-term investments from other investments. All shares of Guyana Goldfields held by the Company were then disposed and gains of $461 and $352 were recognized in the Condensed Consolidated Interim Statement of Income and Condensed Consolidated Interim Statement of Comprehensive Income respectively.

5.	INVESTMENT IN ASSOCIATES

(a) Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

On June 9, 2020, the Company participated in an underwritten offering of common shares of NUAG and acquired an additional 1,320,710 common shares of NUAG for a cost of $5,805.

On July 22 2020, NUAG announced the spin-out by way of a plan of arrangement (the “Arrangement”) of its then wholly-owned subsidiary, Whitehorse Gold Corp. (“WHG”), which owns 100% Skukum Gold Project (formerly “Tagish Lake Gold Project”) located in Yukon, Canada. Upon completion of the Arrangement on November 18, 2020, NUAG and WHG became two separate entities, and NUAG distributed all of the WHG common shares held by NUAG to its shareholders on a pro rata basis. WHG common shares were listed on the TSX Venture Exchange.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at December 31, 2020, the Company owned 43,917,216 common shares of NUAG (March 31, 2020 - 42,596,506), representing an ownership interest of 28.6% (March 31, 2020 - 28.8%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG’s
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2019	39,346,300	$38,703	$69,783
Purchase from open market	502,600	861
Exercise of warrants	1,500,000	2,349
Participation in public offering	1,247,606	3,820
Share of net loss		(1,276)
Share of other comprehensive income		1,077
Dilution gain		723
Disposal of common shares held by the associate		1,127
Foreign exchange impact		(2,829)
Balance March 31, 2020	42,596,506	$44,555	$148,624
Participation in public offering	1,320,710	5,805
WHG Spin-out		(1,793)
Share of net loss		(978)
Share of other comprehensive loss		(1,953)
Foreign exchange impact		5,206
Balance December 31, 2020	43,917,216	$50,842	$276,983

(b) Investment in Whitehorse Gold Corp.

WHG is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). The Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On November 18, 2020, the Company received 5,740,286 WHG common shares distributed by NUAG to the Company under the Arrangement. In connection with the Arrangement, WHG conducted a non-brokered private placement financing. The Company participated in WHG’s private placement and acquired an additional 5,774,000 common shares of WHG for a cost of $1,326.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at December 31, 2020, the Company owned 11,514,286 common shares of WHG (March 31, 2020 - nil), representing an ownership interest of 26.99% (March 31, 2020 - nil). The summary of the investment in WHG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of WHG’s
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2020
Distributed by NUAG for WHG spin-out	5,740,286	1,793
Participation in private placement	5,774,000	1,326
Share of other net loss		(52)
Foreign exchange impact		79
Balance December 31, 2020	11,514,286	$3,146	$35,541

6.	OTHER INVESTMENTS

	December 31, 2020	March 31, 2020
Equity investments designated as FVTOCI
Public companies	$4,842	$6,633
Private companies	2,296	2,117
	7,138	8,750
Equity investments designated as FVTPL
Public companies	11,625	-
Total	$18,763	$8,750

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investment in equity instruments that are held for trading are classified as FVTPL. For other investment in equity instruments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The continuity of such investments is as follows:

		Accumulated fair	Accumulated fair
		value change	value change
	Fair Value	included in OCI	included in P&L
April 1, 2019	$9,253	$(35,128)	$-
Gain on equity investments	249	249	-
Acquisition	7,851	-	-
Disposal	(8,454)	-	-
Impact of foreign currency translation	(149)	-	-
March 31, 2020	$8,750	$(34,879)	$-
Gain on equity investments designated as FVTOCI	12,503	12,503	-
Gain on equity investments designated as FVTPL	8,376	-	8,376
Acquisition	12,708	-	-
Disposal	(17,870)	-	-
Reclassified to short-term investments	(7,511)	-	-
Impact of foreign currency translation	1,807	-	-
December 31, 2020	$18,763	$(22,376)	$8,376

7.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2019	$100,028	$7,735	$29,452	$6,722	$5,790	$149,727
Adjustment upon adoption of IFRS 16	360	-	-	-	-	360
Additions	1,736	1,060	1,082	681	3,618	8,177
Disposals	(6,932)	(368)	(3,265)	(630)	(52)	(11,247)
Reclassification of asset groups(1)	6,908	-	65	-	(6,973)	-
Impact of foreign currency translation	(5,646)	(417)	(1,534)	(357)	(247)	(8,201)
Balance as at March 31, 2020	$96,454	$8,010	$25,800	$6,416	$2,136	$138,816
Additions	47	772	910	971	6,061	8,761
Disposals	(87)	(89)	(242)	(431)	(84)	(933)
Reclassification of asset groups(1)	2,200	-	1,015	-	(3,215)	-
Impact of foreign currency translation	8,351	722	2,298	574	327	12,272
Ending balance as at December 31, 2020	$106,965	$9,415	$29,781	$7,530	$5,225	$158,916

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2019	$(49,929)	$(5,409)	$(20,701)	$(5,017)	$(54)	$(81,110)
Disposals	6,821	278	3,051	574	52	10,776
Depreciation and amortization	(3,481)	(527)	(1,601)	(384)	-	(5,993)
Impact of foreign currency translation	2,602	283	1,083	263	2	4,233
Balance as at March 31, 2020	$(43,987)	$(5,375)	$(18,168)	$(4,564)	$-	$(72,094)
Disposals	76	83	136	344	-	639
Depreciation and amortization	(2,878)	(459)	(1,178)	(349)	-	(4,864)
Impact of foreign currency translation	(3,898)	(477)	(1,617)	(388)	-	(6,380)
Ending balance as at December 31, 2020	$(50,687)	$(6,228)	$(20,827)	$(4,957)	$-	$(82,699)

Carrying amounts
Balance as at March 31, 2020	$52,467	$2,635	$7,632	$1,852	$2,136	$66,722
Ending balance as at December 31, 2020	$56,278	$3,187	$8,954	$2,573	$5,225	$76,217

(1) When an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Carrying amounts as at December 31, 2020	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$38,503	$3,122	$12,571	$2,082	$56,278
Office equipment	2,396	22	464	305	3,187
Machinery	6,052	233	2,669	-	8,954
Motor vehicles	2,012	21	380	160	2,573
Construction in progress	4,644	535	46	-	5,225
Total	$53,607	$3,933	$16,130	$2,547	$76,217

Carrying amounts as at March 31, 2020	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$35,476	$3,094	$11,762	$2,135	$52,467
Office equipment	1,886	26	403	320	2,635
Machinery	5,734	258	1,640	-	7,632
Motor vehicles	1,598	22	232	-	1,852
Construction in progress	419	493	1,224	-	2,136
Total	$45,113	$3,893	$15,261	$2,455	$66,722

During the three and nine months ended December 31, 2020, certain plant and equipment were disposed for proceeds of $46 and $47, respectively (three and nine months ended December 31, 2019 - $5 and $8, respectively) and loss of $36 and $247, respectively (three and nine months ended December 31, 2019 - loss of $110 and $373, respectively).

8.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	La Yesca	Total
Balance as at April 1, 2019	$288,453	$64,305	$107,161	$20,909	$174	$-	$481,002
Capitalized expenditures	23,871	6	1,617	-	-	-	25,494
Mine right fees	797	-	-	-	-	-	797
Environmental rehabiliation	(4,299)	39	239	-	-	-	(4,021)
Disposition	-	-	-	(20,485)	-	-	(20,485)
Foreign currecy translation impact	(15,686)	(778)	(5,706)	(424)	(10)	-	(22,604)
Balance as at March 31, 2020	$293,136	$63,572	$103,311	$-	$164	$-	$460,183
Capitalized expenditures	26,491	29	3,279	-	-	-	29,799
Acquisition (Note 3)	-	-	-	-	-	16,660	16,660
Foreign currecy translation impact	26,279	1,188	8,976	-	19	-	36,462
Ending balance as at December 31, 2020	$345,906	$64,789	$115,566	$-	$183	$16,660	$543,104

Impairment and accumulated depletion
Balance as at April 1, 2019	$(91,179)	$(57,083)	$(80,491)	$(13,155)	$(174)	$-	$(242,082)
Depletion	(14,282)	-	(2,165)	-	-	-	(16,447)
Disposition	-	-	-	12,888	-	-	12,888
Foreign currecy translation impact	5,071	395	4,301	267	10	-	10,044
Balance as at March 31, 2020	$(100,390)	$(56,688)	$(78,355)	$-	$(164)	$-	$(235,597)
Depletion	(11,325)	-	(1,976)	-	-	-	(13,301)
Foreign currecy translation impact	(9,115)	(600)	(6,784)	-	(19)	-	(16,518)
Ending balance as at December 31, 2020	$(120,830)	$(57,288)	$(87,115)	$-	$(183)	$-	$(265,416)

Carrying amounts
Balance as at March 31, 2020	$192,746	$6,884	$24,956	$-	$-	$-	$224,586
Ending balance as at December 31, 2020	$225,076	$7,501	$28,451	$-	$-	$16,660	$277,688

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

9.	LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Adjustment upon adoption of IFRS 16, April 1, 2019	$447	$1,463
Addition	238	1,239
Interest accrual	27	112
Interest received or paid	(27)	(112)
Principal repayment	(118)	(503)
Foreign exchange impact	(33)	(130)
Balance, March 31, 2020	$534	$2,069
Interest accrual	19	73
Interest received or paid	(19)	(73)
Principal repayment	(143)	(414)
Foreign exchange impact	53	214
Balance, December 31, 2020	$444	$1,869
Less: current portion	(210)	(644)
Non-current portion	$234	$1,225

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease receivable and lease obligation as at December 31, 2020:

	Lease Receivable	Lease Obligation
Within 1 year	$228	$684
Between 2 to 5 years	239	1,344
Total undiscounted amount	467	2,028
Less future interest	(23)	(159)
Total discounted amount	$444	$1,869
Less: current portion	(210)	(644)
Non-current portion	$234	$1,225

The lease receivable and lease obligation were discounted using an estimated incremental borrowing rate of 5%.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

10.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2020 were fully paid.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three and nine months ended December 31, 2020, a total of $1,263 and $3,018, respectively (three and nine months ended December 31, 2019 - $947 and $1,973, respectively) in share-based compensation expense was recognized and included in the general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

(i) Stock options

The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2019	6,480,916	$2.86
Options exercised	(3,833,406)	2.78
Options forfeited	(123,750)	3.29
Options expired	(100,000)	1.75
Balance, March 31, 2020	2,423,760	$3.00
Option granted	1,127,000	7.25
Options exercised	(1,299,589)	2.98
Options forfeited	(115,004)	3.83
Balance, December 31, 2020	2,136,167	$5.21

During the nine months ended December 31, 2020, a total of 1,127,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$5.46 to $9.45 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months after the date of grant until fully vested.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The fair value of stock options granted during the nine months ended December 31, 2020 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Nine months ended December 31,
2020
Risk free interest rate	0.31%
Expected life of option in years	2.75 years
Expected volatility	67%
Expected dividend yield	0.51%
Estimated forfeiture rate	9.87%
Weighted average share price at date of grant	$7.25 CAD

The weighted average grant date fair value of options granted during the nine months ended December 31, 2020 was CAD$2.93 (US$2.30). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options.

The following table summarizes information about stock options outstanding as at December 31, 2020:

					Weighted
	Number of options		Weighted average	Number of options	average
	outstanding at	Weighted average remaining	exercise price in	exercisable at	exercise price
Exercise price in CAD$	December 31, 2020	contractual life (Years)	CAD$	December 31, 2020	in CAD$
$2.60	445,000	0.88	$2.60	445,000	$2.60
$3.23	207,500	0.19	$3.23	207,500	$3.23
$3.40	390,000	0.65	$3.40	390,000	$3.40
$5.46	588,667	4.40	$5.46	95,337	$5.46
$9.45	505,000	4.86	$9.45	-	$-
$2.60 to $9.45	2,136,167	2.68	$5.21	1,137,837	$3.23

Subsequent to December 31, 2020, a total of 9,166 options with exercise prices of CAD$3.40 to $5.46 were exercised.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(ii) RSUs

The following is a summary of RSUs transactions:

		Weighted average
		grant date closing
	Number of shares	price per share $CAD
Balance, April 1, 2019	-	$-
Granted	850,500	4.94
Cancelled	(31,750)	4.94
Distributed	(141,376)	4.94
Balance, March 31, 2020	677,374	$4.94
Granted	1,021,500	6.68
Cancelled	(232,623)	4.94
Distributed	(60,500)	4.94
Balance, December 31, 2020	1,405,751	$5.21

During the nine months ended December 31, 2020, a total of 1,021,500 RSUs were granted to directors, officers, and employees of the Company at grant date closing price of CAD$5.46 to $9.45 per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant. All RSUs will be settled in shares.

(c) Cash dividends declared

During the three and nine months ended December 31, 2020, dividends of $2,190 and $4,368, respectively (three months and nine months ended December 31, 2019 - $2,162 and $4,287, respectively) were declared and paid.

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	December 31, 2020	March 31, 2020
Change in fair value on equity investments designated as FVTOCI	$22,024	$34,879
Share of other comprehensive loss in associate	218	(1,735)
Currency translation adjustment	(10,126)	28,445
Balance, end of the period	$12,116	$61,589

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive income in associate, and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	New Infini	Total
Balance, April 1, 2019	$58,262	$4,903	$3,017	$(447)		$65,735
Share of net income (loss)	10,440	664	(221)	46		10,929
Share of other comprehensive loss	(2,768)	(209)	(73)	(65)		(3,115)
Distributions	(2,603)	(656)	-	-		(3,259)
Balance, March 31, 2020	$63,331	$4,702	$2,723	$(466)	$-	$70,290
Share of net income	10,054	602	265	71	(9)	10,983
Share of other comprehensive income	4,867	505	104	29	-	5,505
Acquisition of La Yesca (Note 3)	-	-	-	-	9,250	9,250
Distributions	(2,600)	(639)	-	-	-	(3,239)
Balance, December 31, 2020	$75,652	$5,170	$3,092	$(366)	$9,241	$92,789

As at December 31, 2020, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 55%, respectively (March 31, 2020 - 22.5%, 20%, 30% 1% and nil, respectively).

13.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due from related parties	December 31, 2020	March 31, 2020
NUAG (a)	$86	$94
WHG (b)	16	-
Henan Non-ferrous (c)	-	1,425
	$102	$1,519

(a)

The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2020, the Company recovered $136 and $476, respectively (the three and nine months ended December 31, 2019 - $183 and $397, respectively), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2020, the Company recovered $44 and $44, respectively (the three and nine months ended December 31, 2019 - $nil and $nil), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)

In January 2020, Henan Found advanced a loan of $1,426 (RMB¥10 million) to Henan Non-ferrous. The loan has a term of four months and bears an interest rate of 4.35% per annum. In May 2020, the loan, including accumulated interest, of $1,423 (RMB¥10.1 million) was repaid in full.

The balances with related parties are unsecured.

14.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31, 2020			Three months ended December 31, 2019
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$139	$329	$468	$118	$264	$382
Office and administrative expenses	531	896	1,427	563	815	1,378
Professional fees	198	118	316	67	106	173
Salaries and benefits	1,442	1,417	2,859	971	1,163	2,134
Share-based compensation	1,215	-	1,215	849	-	849
	$3,525	$2,760	$6,285	$2,568	$2,348	$4,916

	Nine months ended December 31, 2020			Nine months ended December 31, 2019
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$391	$922	$1,313	$325	$797	$1,122
Office and administrative expenses	1,559	2,227	3,786	1,787	2,065	3,852
Professional fees	561	345	906	333	413	746
Salaries and benefits	3,574	3,662	7,236	3,235	3,413	6,648
Share-based compensation	2,911	-	2,911	1,824	-	1,824
	$8,996	$7,156	$16,152	$7,504	$6,688	$14,192

15.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended December 31,		Nine months ended December 31,
	2020	2019	2020	2019
Government fees	$24	$91	$52	$197
Other taxes	753	696	1,913	1,680
	$777	$787	$1,965	$1,877

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

16.	FINANCE ITEMS

Finance items consist of:

	Three months ended December 31,		Nine months ended December 31,
Finance income	2020	2019	2020	2019
Interest income	$1,108	$1,122	$2,796	$2,869

	Three months ended December 31,		Nine months ended December 31,
Finance costs	2020	2019	2020	2019
Interest on bank loan	$-	$-		$45
Interest on lease obligation	23	29	73	84
Expected credit loss of bonds	1,335	-	1,376	-
Unwinding of discount of environmental rehabilitation provision	45	105	185	316
	$1,403	$134	$1,634	$445

17.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended December 31,		Nine months ended December 31,
Income tax expense	2020	2019	2020	2019
Current	$4,553	$2,786	$14,277	$5,498
Deferred	1,493	929	3,028	2,868
	$6,046	$3,715	$17,305	$8,366

18.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at December 31, 2020 and March 31, 2020 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$103,347	$-	$-	$103,347
Short-term investments - money market instruments	78,859	-	-	78,859
Investments in public companies	16,467	-	-	16,467
Investments in private companies	-	-	2,296	2,296

	Fair value as at March 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$65,777	$-	$-	$65,777
Short-term investments - money market instruments	53,430	-	-	53,430
Investments in public companies	6,633	-	-	6,633
Investments in private companies	-	-	2,117	2,117

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at December 31, 2020 and March 31, 2020, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and nine months ended December 31, 2020 and 2019.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		December 31, 2020			March 31, 2020
	Within a year	2-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	45,446	-	-	45,446	23,129
Lease obligation	644	1,225	-	1,869	2,069
	$46,090	$1,225	$-	$47,315	$25,198

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to currency risk affect net income is summarized as follows:

	December 31, 2020	March 31, 2020
Financial assets denominated in U.S. Dollars	$58,210	$60,534

As at December 31, 2020, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $5.8 million.

(d)Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at December 31, 2020, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no amounts in trade or other receivables which were past due on December 31, 2020 (at March 31, 2020 -$nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $1,163 and $484, respectively.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	SEGMENTED INFORMATION

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Infini Resources S.A. de C.V. , Songxian Gold Mining Co., Ltd. (“SX Gold”) (i)	La Yesca and XHP
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

(i) SX Gold was disposed in April 2019.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

December 31, 2020
		Mining			Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$123,682	$1,030	$12,805	$159	$4,248	$78,226	$220,150
Plant and equipment	53,607	3,933	16,130	-	1,011	1,536	76,217
Mineral rights and properties	225,076	7,501	28,451	16,660	-	-	277,688
Investment in an associate	-	-	-	-	-	53,988	53,988
Other investments	2,296	-	-	-	-	16,467	18,763
Reclamation deposits	3,820	-	4,619	-	-	8	8,447
Long-term prepaids and deposits	209	101	96	-	-	-	406
Long-term portion of lease receivable	-	-	-	-	-	234	234
Total assets	$408,690	$12,565	$62,101	$16,819	$5,259	$150,459	$655,893

Current liabilities	$37,948	$721	$7,959	$-	$316	$4,458	$51,402
Long-term portion of lease obligation	-	-	-	-	-	1,225	1,225
Deferred income tax liabilities	40,955	1,021	-	-	-	-	41,976
Environmental rehabilitation	7,375	1,124	958	-	-	-	9,457
Total liabilities	$86,278	$2,866	$8,917	$-	$316	$5,683	$104,060

March 31, 2020
		Mining			Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$80,160	$1,467	$3,665	$-	$4,289	$68,598	$158,179
Plant and equipment	45,113	3,893	15,261	-	862	1,593	66,722
Mineral rights and properties	192,746	6,884	24,956	-	-	-	224,586
Investment in an associate	-	-	-	-	-	44,555	44,555
Other investments	2,117	-	-	-	-	6,633	8,750
Reclamation deposits	5,043	-	4,180	-	-	7	9,230
Long-term prepaids and deposits	205	99	86	-	-	-	390
Long-term portion of lease receivable	-	-	-	-	-	348	348
Total assets	$325,384	$12,343	$48,148	$-	$5,151	$121,734	$512,760

Current liabilities	$19,495	$1,322	$3,154	$-	$625	$3,232	$27,828
Long-term portion of lease obligation	-	-	-	-	-	1,502	1,502
Deferred income tax liabilities	34,761	997	-	-	-	-	35,758
Environmental rehabilitation	6,775	1,015	910	-	-	-	8,700
Total liabilities	$61,031	$3,334	$4,064	$-	$625	$4,734	$73,788

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b) Segmented information for operating results is as follows:

Three months ended December 31, 2020
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Revenue	$42,486	$28	$10,782	$-	$-	$-	$53,296
Costs of mine operations	(20,828)	(217)	(7,450)	-	-	-	(28,495)
Income from mine operations	21,658	(189)	3,332	-	-	-	24,801

Operating expenses	132	579	8	-	(487)	(6,403)	(6,171)
Finance items	568	(4)	62	-	30	(951)	(295)
Income tax expenses	(5,222)	91	(585)	-	-	(330)	(6,046)
Net income (loss)	$17,136	$477	$2,817	$-	$(457)	$(7,684)	$12,289

Attributed to:
Equity holders of the Company	13,403	331	2,790	-	(457)	(7,675)	8,392
Non-controlling interests	3,733	146	27	-	-	(9)	3,897
Net income (loss)	$17,136	$477	$2,817	$-	$(457)	$(7,684)	$12,289

(1) Hunan’s BYP project was placed on care and maintenance starting August 2014.

Three months ended December 31, 2019
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Revenue	$35,681	$-	$8,827	$-	$-	$-	$44,508
Costs of mine operations	(21,189)	(105)	(7,444)	-	-	-	(28,738)
Income from mine operations	14,492	(105)	1,383	-	-	-	15,770

Operating expenses	(8)	(94)	57	-	(443)	(3,839)	(4,327)
Finance items	445	(35)	29	-	32	517	988
Income tax expenses	(3,582)	(12)	(113)	-	(1)	(7)	(3,715)
Net income (loss)	$11,347	$(246)	$1,356	$-	$(412)	$(3,329)	$8,716

Attributed to:
Equity holders of the Company	8,854	(172)	1,342	-	(412)	(3,329)	6,283
Non-controlling interests	2,493	(74)	14	-	-	-	2,433
Net income (loss)	$11,347	$(246)	$1,356	$-	$(412)	$(3,329)	$8,716

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Nine months ended December 31, 2020
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Revenue	$127,843	$1,553	$26,977	$-	$-	$-	$156,373
Costs of mine operations	(65,488)	(1,224)	(18,903)	-	-	-	(85,615)
Income from mine operations	62,355	329	8,074	-	-	-	70,758

Operating expenses	60	567	10	-	(1,356)	(3,558)	(4,277)
Finance items, net	1,319	(21)	113	-	92	(341)	1,162
Income tax expenses	(14,937)	58	(946)	-	(8)	(1,472)	(17,305)
Net income (loss)	$48,797	$933	$7,251	$-	$(1,272)	$(5,371)	$50,338

Attributable to:
Equity holders of the Company	38,141	668	7,180	-	(1,272)	(5,362)	39,355
Non-controlling interests	10,656	265	71	-	-	(9)	10,983
Net income (loss)	$48,797	$933	$7,251	$-	$(1,272)	$(5,371)	$50,338

(1) Hunan’s BYP project was placed on care and maintenance in August 2014.

Nine months ended December 31, 2019
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Revenue	$115,753	$-	$24,217	$-	$-	$-	$139,970
Costs of mine operations	(64,677)	(319)	(18,779)	-	(25)	-	(83,800)
Income from mine operations	51,076	(319)	5,438		(25)	-	56,170

Operating income (expenses)	1,080	(98)	(95)	(60)	(1,240)	(8,137)	(8,550)
Finance items, net	1,013	(105)	73	-	94	1,349	2,424
Income tax recoveries (expenses)	(4,483)	(41)	(1,049)	-	(1)	(2,792)	(8,366)
Net income (loss)	$48,686	$(563)	$4,367	$(60)	$(1,172)	$(9,580)	$41,678

Attributable to:
Equity holders of the Company	37,994	(394)	4,323	(60)	(1,172)	(9,580)	31,111
Non-controlling interests	10,692	(169)	44	-	-	-	10,567
Net income (loss)	$48,686	$(563)	$4,367	$(60)	$(1,172)	$(9,580)	$41,678

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the three and nine months ended December 31, 2020 and 2019 were all earned in China and were comprised of:

	Three months ended December 31, 2020
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$28,013	$-	$2,707	$30,720
Gold (Au)	1,194	28	-	1,222
Lead (Pb)	10,892	-	1,961	12,853
Zinc (Zn)	2,114	-	5,809	7,923
Other	273	-	305	578
	$42,486	$28	$10,782	$53,296

	Three months ended December 31, 2019
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$21,437	$-	$2,603	$24,040
Gold (Au)	890	-	-	890
Lead (Pb)	11,112	-	3,021	14,133
Zinc (Zn)	1,836	-	3,203	5,039
Other	406	-	-	406
	$35,681	$-	$8,827	$44,508

	Nine months ended December 31, 2020
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$82,625	$-	$7,326	$89,951
Gold (Au)	4,164	1,553	-	5,717
Lead (Pb)	35,386	-	6,228	41,614
Zinc (Zn)	4,556	-	12,758	17,314
Other	1,112	-	665	1,777
	$127,843	$1,553	$26,977	$156,373

	Nine months ended December 31, 2019
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$68,648	$-	$6,389	$75,037
Gold (Au)	3,286	-	-	3,286
Lead (Pb)	37,750	-	7,763	45,513
Zinc (Zn)	4,460	-	9,776	14,236
Other	1,609	-	289	1,898
	$115,753	$-	$24,217	$139,970

(d) Major customers

For the nine months ended December 31, 2020, four major customers (nine months ended December 31, 2019 - four major customers) each accounted for 13%, 15%, 16%, and 22% (nine months ended December 31, 2019 - 12%, 18%, 19%, and 22%), and collectively 66% (nine months ended December 31, 2019 - 71%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2020 and
for three and nine months ended December 31, 2020 and 2019
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

20.	SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2020	March 31, 2020
Cash on hand and at bank	$95,894	$65,251
Bank term deposits and GICs	7,453	526
Total cash and cash equivalents	$103,347	$65,777

Changes in non-cash operating working capital:	Three Months Ended December 31,		Nine Months Ended December 31,
	2020	2019	2020	2019
Trade and other receivables	$238	$233	$104	$(205)
Inventories	(2,166)	(593)	(696)	44
Prepaids and deposits	489	2,505	(1,038)	736
Accounts payable and accrued liabilities	6,300	2,304	15,006	4,003
Deposits received	(1,814)	975	(617)	233
Due from a related party	(45)	(47)	2	(149)
	$3,002	$5,377	$12,761	$4,662

21.	SUBSEQUENT EVENT

On January 21, 2021, the Company announced that its subsidiary, Henan Found, won an online auction to acquire the exploration rights to the Zhonghe Silver Project (the “Zhonghe Project”) from the Henan provincial government. The auction was held on December 17, 2020 and following a public comment period, the Company received confirmation of its successful bid. The Zhonghe Project covers an area of 4.96 km2 approximately 50 km (75 km by road) northeast of the Company’s Ying Mining District, also located in Luoning County. The final winning bid submitted by the Company to acquire the project was RMB 495 million, or approximately US$76,000 (the “Purchase Price”).

The Company will enter into a mineral rights transfer contract with the Department of Natural Resources of Henan Province and is required to make an initial payment of approximately US$15,200, once the project area is cleared by the authorities as not being in military area. The initial payment represents 20% of the Purchase Price.

The balance of the Purchase Price is due only if the exploration rights to Zhonghe Project are converted into a mining license and shall be paid annually over the duration of the term of the mining license.